## Westminster Research Associates LLC

## Statement of Financial Condition

December 31, 2016

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 2,983,385 |
| Cash and cash equivalents segregated for the exclusive benefits of customers and other restricted deposits | 83,958,002 |
| Receivables from brokers | 22,255,676 |
| Prepaid research, net of allowance of $1,075,266 | 9,188,287 |
| Goodwill | 52,928,162 |
| Fixed and other assets, net of accumulated depreciation and amortization of $1,217,613 | 580,473 |
| Total assets | $ 171,893,985 |
| | |
| **Liabilities and member's equity** | |
| Liabilities: | |
| Due to banks | $ 1,113,352 |
| Commission management payable | 83,713,384 |
| Accrued compensation and other liabilities | 2,958,409 |
| Total liabilities | 87,785,145 |
| | |
| Member's equity | 84,108,840 |
| Total liabilities and member's equity | $ 171,893,985 |

*The accompanying notes are an integral part of these financial statements.*

*This report is deemed confidential in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934.*